UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Care Investment Trust Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
141657 10 6

(CUSIP Number)
CIT Group Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505
CIT Healthcare LLC
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505
CIT Real Estate Holding Corporation
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 13, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Real Estate Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Healthcare LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	4	of	7	Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CIT Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	5	of	7	Pages
     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed on October 2, 2008 (the “Schedule 13D”) on behalf of (i) CIT Real Estate Holding Corporation (“CIT Holding”), (ii) CIT Healthcare LLC (“CIT Healthcare”) and (iii) CIT Group Inc. (“CIT Group”), by virtue of its 100% ownership of CIT Holding and CIT Healthcare. Capitalized terms not otherwise defined herein shall have the meanings assigned to them on the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
     This Amendment No. 2 is being filed to report the tender of all shares of the Issuer held by CIT Holding and CIT Healthcare in the Issuer’s cash tender offer and the sale by CIT Healthcare of its warrants to purchase 435,000 shares of the Issuer’s Common Stock.
Item 4. Purpose of the Transaction.
Item 4 is hereby amended by adding the following thereto:
          On March 16, 2010, the Issuer entered into a purchase and sale agreement with Tiptree Financial Partners, L.P. (“Tiptree”) providing for the combination of an equity investment by Tiptree in newly issued Common Stock of the Issuer at $9.00 per share and a cash tender offer by the Issuer for up to all of its issued and outstanding shares of Common Stock also at $9.00 per share. The Tiptree equity investment and the associated tender offer are together referred to as the “Tiptree Transaction.”
          Pursuant to the tender offer commenced by the Issuer, and as disclosed in the Tender Offer Statement on Schedule TO, dated as of July 15, 2010, the Issuer offered to purchase up to all of its outstanding shares of Common Stock at a price of $9.00 per share (the “Offer Price”) in cash upon the terms and subject to the conditions set forth in the Issuer’s Offer to Purchase, dated July 15, 2010. On August 13, 2010, the tender offer was consummated and the Issuer accepted for payment all shares that were properly tendered and not properly withdrawn.
          CIT Holding and CIT Healthcare, each tendered all of their 6,981,350 shares and 607,690 shares, respectively, of the Issuer’s Common Stock in the tender offer at the Offer Price. The tender offer closed at 12:00 p.m., New York time on August 13, 2010 and the shares were accepted for payment by the Issuer on August 13, 2010.
          On March 16, 2010, in connection with the Tiptree Transaction, CIT Healthcare entered into a warrant purchase agreement (the “Warrant Purchase Agreement”) with Tiptree, pursuant to which CIT Healthcare agreed to sell its warrants (the “Warrants”) to purchase 435,000 shares of the Issuer’s Common Stock at $17.00 per share, exercisable through September 30, 2018, to Tiptree for $100,000. On August 13, 2010, CIT Healthcare consummated the sale of the Warrants to Tiptree.
          Other than as described above, neither CIT Group, CIT Holding nor CIT Healthcare has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	6	of	7	Pages
Item 5. Interest in Securities of Issuer.
Item 5 is hereby amended by replacing Item 5 in its entirety with the following:
          (a)-(b) Information as to share ownership and voting and dispositive power: Incorporated by reference from numbers 7-13 of pages two through four of this Amendment No. 2 to Schedule 13D.
          (c) Transactions within last sixty days or since the most recent filing of Schedule 13D: The information set forth in Item 4 above is incorporated herein by reference.
          (d) Other persons with rights to receive dividends or proceeds from sale: None.
          (e) Date on which reporting person ceased to be a beneficial owner of more than five percent: On August 13, 2010, each of CIT Group, CIT Holding and CIT Healthcare ceased to be a beneficial owner of more than five percent of the Issuer’s securities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The description of the Warrant Purchase Agreement as set forth in Item 4 above is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
     Item 7 is amended and supplemented to include the following:

Exhibit
Number	Exhibit

Exhibit 7.	Warrant Purchase Agreement, dated March 16, 2010, between CIT Healthcare LLC and Tiptree Financial Partners, L.P.

SCHEDULE 13D

CUSIP No.	141657 10 6	Page	7	of	7	Pages
SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

August 16, 2010

CIT REAL ESTATE HOLDING CORPORATION

/s/ James P. Shanahan
By:	James P. Shanahan
Title:	Senior Vice President and Assistant Secretary

August 16, 2010

CIT HEALTHCARE LLC

/s/ James P. Shanahan
By:	James P. Shanahan
Title:	Senior Vice President and Assistant Secretary

August 16, 2010

CIT GROUP INC.

/s/ James P. Shanahan
By:	James P. Shanahan
Title:	Senior Vice President and Assistant Secretary